October 18, 2022

Via Edgar Transmission Ms. Jennifer Lopez Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 9, 2022 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 1, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted August 9, 2022

Cover Page
1.	We note your revised disclosure in response to comment 1. Please revise to disclose that your structure involves unique risks to investors.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page to disclose that our structure involves unique risks to investors.

Permission Required From Hong Kong and Chinese Authorities, page 6
2.	We note that you deleted your disclosure addressing permissions or approvals required “to operate [the] business” of IGL, IJL and ITL. Please revise to include this disclosure. Additionally, throughout your discussion in this section as well as on the cover page and the risk factor on page 14, please revise your disclosure to ensure that your discussion of permissions and approvals applies to both you and your subsidiaries. In this regard, we note that you have deleted references to IJL and ITL in certain instances and that your disclosure now only appears to apply to the holding company.

Response: We respectfully advise the Staff that we have updated the disclosure on pages Cover Page and pages 7 and 14 to include discussion any permissions and approvals required for operation of business that applies to the Company and its subsidiaries.

3.	We note your response to comment 11, as well as your amended disclosure discussing the consequences “[i]n the event that [you] become subject to PRC laws or to the jurisdiction of Chinese authorities . . . .” Please revise to also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note you deleted such disclosure.

Response: We respectfully advise the Staff that we have updated the disclosure on pages Cover Page and pages 7 and 14 to discuss the consequences to us or our investors if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

Key Factors Affecting Our Results of Operations General market conditions of the capital market in Hong Kong, page 41
4.	We note your response to comment 14, as well as your amended disclosure that you “believe the Hong Kong capital markets have not, to date, been materially affected by recent global economic conditions including supply chain disruptions and inflationary pressures . . . .” Please revise to provide a reasonable basis for your statement. In this regard, we note that your disclosure here indicates that the capital market in Hong Kong is material to your business and industry.

Response: We respectfully advise the Staff that we have amended the disclosure on pages 24 and 41 to reflect that the IPO market in Hong Kong and the number of newly listed companies in the HK Stock Exchange fell mainly as a result of volatility in the performance of the capital market of Hong Kong. While the Group’s operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43
5.	We reviewed your response and revised disclosure in response to comment 21. When discussing advertising expense on page 44 you disclose that, “non-current media and promotion services were provided for [y]our clients during the year amounting to HK$800,000.” This appears to contradict your disclosure on page 44 that advertising expense represented your advertising expenses on media platforms to increase your brand awareness and to attract potential customers. Please explain the inconsistency and revise your disclosure.

Response: We respectfully advise the Staff that we have amended the disclosure on page 11, 43, 44, F-4, F-12, F-15 and F-16 to reflect that we have reallocated the non-recurrent media and promotion service, amounting to HK$800,000, to direct cost of revenues.

Liquidity and Capital Resources, page 46
6.	We reviewed your response and revisions in response to comment 16. When discussing accounts receivable you disclose that, “any write-off has no impact on the decision of [y]our management to record an allowance for doubtful accounts.” Please explain why to us.

Response: We respectfully advise the Staff that we have amended the disclosure on page 49. The Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. The management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. Therefore, the bad debts written-off had no impact on the decision of the Company’s management in recording an allowance for doubtful debts.

Industry and Market Data, page 52
7.	We note your response to comment 18, as well as your amended disclosure, and we reissue the comment in-part. Please provide a source for your statement that “[t]he total number of listed companies in Hong Kong increased from 1,547 in 2012 to 2,572 in 2021 . . . ” and your statement that “[w]ith the expected continuous expansion in the capital markets of Hong Kong and the increase in the number of listed companies, the demand for Financial PR services is expected to increase.”

Response: We respectfully advise the Staff that we have updated the disclosure on page 59 to include source of the statement. The Group’s Financial PR services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures, which mainly cater to listed companies in Hong Kong or companies seeking listing on the HK Stock Exchange. Given that the total number of listed companies in Hong Kong increased in the past 10 years with a CAGR of approximately 5.8%, the demand for Financial PR services is also expected to increase accordingly.

General
8.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover page and on pages 4, 7 and 16 to disclose the Statement of Protocol signed by the PCAOB with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China on August 26, 2022.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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